SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated July 10, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press Release dated July 10, 2002: "TURKCELL INCREASES SUBSCRIBER BASE TO 13.8 MILLION"

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL INCREASES SUBSCRIBER BASE TO 13.8 MILLION

Istanbul, Turkey: July 10, 2002—Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that it acquired approximately 1.1 million net new subscribers in the second quarter of 2002, doubling the approximately 511,000 net new subscribers acquired in the first quarter of 2002. New gross subscribers acquired in the second quarter of 2002 consisted of 91% prepaid and 9% postpaid subscribers. Turkcell's subscriber base increased by 8.7% to 13.8 million at June 30, 2002 from 12.7 million at March 31, 2002 and by 22% from 11.3 million at June 30, 2001. The overall subscriber base consisted of 4.6 million postpaid and 9.2 million prepaid subscribers at June 30, 2002.

Mr. Muzaffer Akpinar, CEO of Turkcell, noted that Turkcell has continued to demonstrate significant flexibility by adjusting to difficult economic circumstances and achieving strong subscriber growth during the first half of 2002 while remaining within its annual operating budget in terms of subscriber acquisition costs. Overall, market growth exceeded Turkcell's expectation mainly due to improved sentiment in the market. Turkcell also maintained its strong brand awareness throughout the period and is determined to retain its competitive position in the market through its customer focused service approach, retention strategies, the introduction of exciting new mobile applications and solid bottom line management.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 13.8 million postpaid and prepaid customers as of June 30, 2002. Turkcell had revenues of US$454.0 million and adjusted EBITDA of US$160.3 million as of March 31, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 99.5% of the towns with more than 5,000 inhabitants as of March 31, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

Citigate Dewe Rogerson

Europe
Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstad@citigatedr-ny.com
patrick.hughes@citigatedr-ny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: July 10, 2002

By: Muzaffer Akpinar
Chief Executive Officer

M. Akpinar